ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, IN 46032-1404
Telephone (317) 706-9200

May 20, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:          ITT Educational Services, Inc.
Form 10-Q for the Quarter Ended March 31, 2010
Filed April 22, 2010
File No. 1-13144

Dear Mr. Spirgel:

This letter is a follow up to my conversation on May 20, 2010 with Christine Adams, Senior Staff Accountant, to confirm that ITT Educational Services, Inc. (the “Company”) will respond by June 4, 2010 to the Securities and Exchange Commission’s comment letter dated May 7, 2010 relating to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.  Please contact me at (317) 706-9486 should you have any questions.

Sincerely,

/s/ Daniel M. Fitzpatrick
Daniel M. Fitzpatrick
Executive Vice President,
   Chief Financial Officer